Exhibit 12.1

Thermon Group Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Predecessor		Predecessor Successor Combined
	2009	Year Ended March 31 2010	2011
Earnings

Income (loss) from continuing operations before provision for income taxes	$28,196	$32,906	$(26,481)

Plus: Fixed Charges

Interest expense and amortization of premiums/discounts (a)	9,625	7,357	29,000
Estimated interest component of rental expense	535	566	677

Total Fixed Charges	$10,160	$7,923	$29,677

Less:

Pre tax income from continuing operations plus fixed charges	$38,356	$40,829	$3,196

Ratio of Earnings to Fixed Charges	3.8	5.2	0.11

(a)          The Company considers one-third of rent expense to be a reasonable estimate of the related interest expense.